SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 11-K







[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997.



                                       OR



[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number 1-13105.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Ashland Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Arch Coal, Inc., CityPlace One, Suite 300, St. Louis, Missouri, 63141.

FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements and Schedules

      Report of Independent Auditors
      Statements of Net Assets Available for Benefits
      Statement of Changes in Net Assets Available for Benefits
      Notes to Financial Statements
      Schedule of Assets Held for Investment Purposes
      Schedule of Reportable Transactions


Exhibits

      23 - Consent of Ernst & Young LLP, independent auditors

                              Financial Statements
                                  and Schedules

                           Ashland Coal, Inc. Employee
                                   Thrift Plan

                          Year Ended December 31, 1997
                       with Report of Independent Auditors

                     Ashland Coal, Inc. Employee Thrift Plan

                              Financial Statements
                                  and Schedules

                          Year Ended December 31, 1997


                                    Contents


Financial Statements

Report of Independent Auditors............................................1
Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................4
Notes to Financial Statements ............................................5


Schedules

Schedule of Assets Held for Investment Purposes..........................13
Schedule of Reportable Transactions .....................................14

                         Report Of Independent Auditors


To the Administrator
Ashland Coal, Inc. Employee Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Coal, Inc. Employee Thrift Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 1998                                              /s/ Ernst & Young LLP

                                               Ashland Coal, Inc. Employee Thrift Plan

                               Statements of Net Assets Available for Benefits, with Fund Information

                                                          December 31, 1997

                                                                           AMERICAN       AMERICAN         AMERICAN
                                                                           CENTURY-       CENTURY-         CENTURY-
                                               ARCH COAL    ASHLAND INC.   TWENTIETH      TWENTIETH        TWENTIETH
                                               INC. COMMON  COMMON         CENTURY        CENTURY          CENTURY
                             TOTAL             STOCK FUND   STOCK FUND     GROWTH FUND    ULTRA FUND       VISTA FUND
                             ------------      -----------------------------------------------------------------------
ASSETS
 Cash                        $    10,643       $      169     $  --       $     --         $       60       $       46
 Investments
  Common stock                 1,787,075        1,787,075        --             --               --               --
  Mutual funds                14,479,466             --          --        2,308,311        3,111,522        1,769,150
  Common trust funds          12,179,030             --          --             --               --               --
  Participant notes
  receivable                     425,998             --          --             --               --               --
                              ----------        ----------     -------     ---------        ---------        ---------
 Total investments            28,871,569        1,787,075        --        2,308,311        3,111,522        1,769,150
                              ----------        ---------      -------     ---------        ---------        ---------
 Receivables
  Participant                    137,092            7,628        --           15,533           19,950           14,931
  Employer                        89,679            4,990        --           10,161           13,050            9,767
                              ----------        ----------     -------     ---------        ---------        ---------
 Total receivables               226,771           12,618        --           25,694           33,000           24,698
                              ----------        ----------     -------     ---------        ---------        ---------
Net assets available
for benefits                 $29,108,983       $1,799,862     $  --       $2,334,005       $3,144,582       $1,793,894
                             ===========       ==========     =========   ==========       ==========       ==========

TABLE CONTINUED

                                           AMERICAN
                                           CENTURY-                     AMERICAN
                                           BENHAM                       CENTURY-
                               AMERICAN    INTERMEDIATE-                TWENTIETH                         BENHAM
                               CENTURY     TERM           AMERICAN      CENTURY                           STABLE VALUE
                               BALANCED    GOVERNMENT     CENTURY       INTERNATIONAL   BARCLAYS          GOVERNMENT    PARTICIPANT
                               FUND        FUND           VALUE FUND    GROWTH FUND     EQUITY INDEX      FUND          LOAN FUND
                           ---------------------------------------------------------------------------------------------------------
ASSETS
 Cash                      $    2,732    $  1,801         $       65     $       48     $    2,904      $    2,818       $   --
 Investments
  Common stock                   --          --                --             --             --             --               --
  Mutual funds              1,339,714     696,763          3,843,262      1,410,744          --             --               --
  Common trust funds             --          --                --             --         3,429,359       8,749,671           --
  Participant notes
  receivable                     --          --                --             --             --             --            425,998
                            ---------    --------          ---------      ---------      ---------      ---------       ---------
 Total investments          1,339,714     696,763          3,843,262      1,410,744      3,429,359      8,749,671         425,998
                            ---------    --------          ---------      ---------      ---------      ---------       ---------
 Receivables
  Participant                   7,394       3,716             16,831         11,040         18,140         21,929            --
  Employer                      4,837       2,431             11,010          7,222         11,866         14,345            --
                            ---------    --------          ---------      ---------      ---------      ---------       ---------

 Total receivables             12,231       6,147             27,841         18,262         30,006         36,274            --
                            ---------    --------          ---------      ---------      ---------      ---------       ---------

Net assets available
for benefits               $1,354,677    $704,711         $3,871,168     $1,429,054     $3,462,269     $8,788,763        $425,998
                           ==========    ========         ==========     ==========     ==========     ==========        ========

SEE ACCOMPANYING NOTES.

                                               Ashland Coal, Inc. Employee Thrift Plan

                               Statements of Net Assets Available for Benefits, with Fund Information

                                                          December 31, 1996

                                                                          AMERICAN       AMERICAN         AMERICAN
                                                                          CENTURY-       CENTURY-         CENTURY-
                                              ARCH COAL     ASHLAND INC.  TWENTIETH      TWENTIETH        TWENTIETH
                                              INC. COMMON   COMMON        CENTURY        CENTURY          CENTURY
                            TOTAL             STOCK FUND    STOCK FUND    GROWTH FUND    ULTRA FUND       VISTA FUND
                            ------------    -----------------------------------------------------------------------
ASSETS
 Cash                       $     9,733      $     9,702     $     31     $      --       $      --       $      --
 Investments
   Common stock               2,760,011        2,466,531      293,480            --              --              --
   Mutual funds              12,397,552             --           --         1,971,847       2,542,921       1,999,938
   Common trust funds         9,400,967             --           --              --              --              --
   Participant notes
   receivable                   275,501             --           --              --              --              --
                            -----------      -----------     --------     -----------     -----------     -----------
  Total investments          24,834,031        2,466,531      293,480       1,971,847       2,542,921       1,999,938
                            -----------      -----------     --------     -----------     -----------     -----------
  Receivables
   Participant                  100,962            3,703         --             8,283          11,229           9,687
   Employer                      43,419            1,588         --             3,557           4,848           4,154
                            -----------      -----------     --------     -----------     -----------     -----------
   Total receivables            144,381            5,291         --            11,840          16,077          13,841
                            -----------      -----------     --------     -----------     -----------     -----------
Net assets available for
benefits                    $24,988,145      $2,481,524      $293,511      $1,983,687      $2,558,998      $2,013,779
                            ===========      ===========     ========     ===========     ===========     ===========

TABLE CONTINUED


                                            AMERICAN
                                            CENTURY-                     AMERICAN
                                            BENHAM                       CENTURY-
                              AMERICAN      INTERMEDIATE-                TWENTIETH                       BENHAM
                              CENTURY       TERM           AMERICAN      CENTURY                         STABLE VALUE
                              BALANCED      GOVERNMENT     CENTURY       INTERNATIONAL   BARCLAYS        GOVERNMENT    PARTICIPANT
                              FUND          FUND           VALUE FUND    GROWTH FUND     EQUITY INDEX    FUND          LOAN FUND
                              ------------------------------------------------------------------------------------------------------
ASSETS
 Cash                         $     --      $     --       $     --      $     --        $     --        $     --      $     --
 Investments
   Common stock                     --            --             --            --              --            --
   Mutual funds                1,100,293       859,030      2,798,170     1,125,353        2,335,542       7,065,425          --
   Common trust funds
   Participant notes
   receivable                       --            --             --            --              --              --         275,501
                              ----------    ----------     ----------    ----------      ----------      ----------    ----------
  Total investments            1,100,293       859,030      2,798,170     1,125,353       2,335,542       7,065,425       275,501
                              ----------    ----------     ----------    ----------      ----------      ----------    ----------
  Receivables
   Participant                     4,031         8,946         20,436         8,929          14,387          11,331          --
   Employer                        1,745         3,834          8,765         3,832           6,170           4,926          --
                              ----------    ----------     ----------    ----------      ----------      ----------    ----------
   Total receivables               5,776        12,780         29,201        12,761          20,557          16,257          --
                              ----------    ----------     ----------    ----------      ----------      ----------    ----------
Net assets available for
 benefits                     $1,106,069    $  871,810     $2,827,371    $1,138,114      $2,356,099      $7,081,682    $  275,501
                              ==========    ==========     ==========    ==========      ==========      ==========    ==========

  SEE ACCOMPANYING NOTES.

                                                                  3

                                               Ashland Coal, Inc. Employee Thrift Plan
                          Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                                    Year Ended December 31, 1997

                                                                              AMERICAN       AMERICAN        AMERICAN
                                                                              CENTURY-       CENTURY-        CENTURY-      AMERICAN
                                                  ARCH COAL    ASHLAND INC.   TWENTIETH      TWENTIETH       TWENTIETH     CENTURY
                                                  INC. COMMON  COMMON         CENTURY        CENTURY         CENTURY       BALANCED
                                TOTAL             STOCK FUND   STOCK FUND     GROWTH FUND    ULTRA FUND      VISTA FUND    FUND
                                ------------      ----------------------------------------------------------------------------------
Additions to net assets
 attributed to:
Investment income
   Net appreciation
    (depreciation) in
     fair value of
     investments                $ 1,002,482       $  (14,844)   $  39,773     $  218,296    $  (35,164)     $ (283,672)   $   56,299
   Interest and
     dividend income              2,622,668           36,120        6,253        344,812       642,650         108,296       133,315
                                  ---------        ---------    ---------      ---------     ---------       ---------      --------
                                  3,625,150           21,276       46,026        563,108       607,486        (175,376)      189,614
   Less investment
     management fees                 (2,186)             (87)        --             (256)         (282)           (253)         (93)
                                  ---------        ---------    ---------      ---------     ---------       ---------     --------
                                  3,622,964           21,189       46,026        562,852       607,204        (175,629)     189,521
Contributions
   Participant                    1,956,462          102,943         --          213,696       284,458         219,799       95,492
   Employer                       1,093,991           60,919         --          117,233       158,860         117,737       63,011
                                  ---------        ---------    ---------      ---------     ---------       ---------     --------
                                  3,050,453          163,862         --          330,929       443,318         337,536      158,503
                                  ---------        ---------    ---------      ---------     ---------       ---------     --------
     Total additions              6,673,417          185,051       46,026        893,781     1,050,522         161,907      348,024

Benefits paid
  to participants                (2,552,579)         (98,006)     (11,526)      (122,796)     (232,749)        (60,744)    (138,329)
                                  ---------        ---------    ---------      ---------     ---------       ---------     --------
Net increase
  (decrease) prior
   to transfers                   4,120,838           87,045       34,500        770,985       817,773         101,163      209,695
Interfund transfers (net)              --           (768,707)    (328,011)      (420,667)     (232,189)       (321,048)      38,913
                                  ---------        ---------    ---------      ---------     ---------       ---------     --------
   Net increase (decrease)        4,120,838         (681,662)    (293,511)       350,318       585,584        (219,885)     248,608
Net assets available
 for benefits
   Beginning of year              24,988,145        2,481,524      293,511      1,983,687     2,558,998       2,013,779    1,106,069
                                  ----------        ---------    ---------      ---------     ---------       ---------    ---------
   End of year                   $29,108,983       $1,799,862    $    --       $2,334,005    $3,144,582      $1,793,894   $1,354,677
                                 ===========       ==========    =========     ==========    ==========      ==========   ==========

TABLE CONTINUED

                                  AMERICAN
                                  CENTURY-                      AMERICAN
                                  BENHAM                        CENTURY-
                                  INTERMEDIATE-                 TWENTIETH                         BENHAM
                                  TERM           AMERICAN       CENTURY                           STABLE VALUE
                                  GOVERNMENT     CENTURY        INTERNATIONAL    BARCLAYS         GOVERNMENT      PARTICIPANT
                                  FUND           VALUE FUND     GROWTH FUND      EQUITY INDEX     FUND            LOAN FUND
                                  -----------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
Investment income
   Net appreciation
    (depreciation) in
     fair value of
     investments                  $  16,956      $  162,732      $   43,925      $  798,181       $     --         $   --
   Interest and
     dividend income                 39,873         622,898         196,974            --            462,181         29,296
                                   --------       ---------        --------       ---------        ---------         ------
                                     56,829         785,630         240,899         798,181          462,181         29,296
   Less investment
     management fees                    (93)           (232)           (161)           (266)            (463)          --
                                   --------       ---------        --------       ---------        ---------         ------
                                     56,736         785,398         240,738         797,915          461,718         29,296
Contributions
   Participant                       42,899         233,079         145,963         234,164          383,969           --
   Employer                          29,869         119,992          78,888         134,195          213,287           --
                                   --------       ---------        --------       ---------        ---------         ------
                                     72,768         353,071         224,851         368,359          597,256           --
                                   --------       ---------        --------       ---------        ---------         ------
     Total additions                129,504       1,138,469         465,589       1,166,274        1,058,974         29,296

Benefits paid
  to participants                   (64,673)       (344,086)       (105,005)       (230,427)      (1,105,018)       (39,220)
                                   --------       ---------        --------       ---------        ---------         ------
Net increase
  (decrease) prior
   to transfers                      64,831         794,383         360,584         935,847          (46,044)        (9,924)
Interfund transfers (net)          (231,930)        249,414         (69,644)        170,323        1,753,125        160,421
                                   --------       ---------        --------       ---------        ---------        -------
   Net increase (decrease)         (167,099)      1,043,797         290,940       1,106,170        1,707,081        150,497
Net assets available
 for benefits
   Beginning of year                871,810       2,827,371       1,138,114       2,356,099        7,081,682        275,501
                                   --------       ---------        --------       ---------        ---------        -------
   End of year                    $ 704,711      $3,871,168      $1,429,054      $3,462,269       $8,788,763       $425,998
                                  =========      ==========      ==========      ==========       ==========       ========

SEE ACCOMPANYING NOTES.

                                                                  4

                     Ashland Coal, Inc. Employee Thrift Plan

                          Notes To Financial Statements

                                December 31, 1997



1. PLAN AMENDMENT AND DESCRIPTION OF PLAN

Pursuant to an April 4, 1997 Agreement and Plan of Merger among Ashland Coal, Inc., Arch Mineral Corporation, and AMC Merger Corporation (AMC) (a wholly-owned subsidiary of Arch Mineral), Arch Mineral's name was changed to Arch Coal, Inc. and Ashland Coal, Inc. merged with AMC effective July 1, 1997, thereby becoming a wholly-owned subsidiary of Arch Coal, Inc. On the effective date of the merger, the Ashland Coal, Inc. Employee Thrift Plan (the Plan) was amended to eliminate the Ashland Coal, Inc. Stock Fund and to provide for a new Arch Coal common stock investment option in its place. All outstanding Ashland Coal shares held in the Plan were automatically converted to Arch Coal stock. References herein to "the Company" relate to Ashland Coal prior to the merger and to Arch Coal after the merger.

The following description of the Plan provides only general information. Participants should refer to the summary plan description, copies of which are available from Arch Coal, for a more complete description of the Plan's provisions.

GENERAL

The Plan was established as a defined contribution plan covering eligible employees of the Company and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Subject to applicable limitations, participating employees may contribute an amount up to 16 percent of their salaries or wages to the Plan, on either a before-tax or after-tax basis. Through July 31, 1997, the Company contributed an amount equal to 70 percent of the amount of "Basic Contributions" by plan participants. "Basic Contributions" are amounts contributed by employees up to 6 percent of their salaries or wages. Effective August 1, 1997, the Company "matching" contributions on "Basic Contributions" were increased to 100 percent of the first 6 percent contributed by the plan participants.

                    Ashland Coal, Inc. Employee Thrift Plan

PARTICIPANT ACCOUNTS

The accounts of the Plan are maintained on the accrual basis of accounting. Contributions from employees and related employer contributions are recorded when the employer makes payroll deductions from Plan participants. Investment income (or loss), less investment management fees, is allocated to participants' accounts on the basis of each participant's proportionate interest in the fund. The value of the fund and the value of each participant's interest will fluctuate with the fair value of the securities in which the fund is invested.

VESTING

Participants are immediately vested in their contributions, as well as rollover contributions and any qualified Company contributions, plus actual earnings thereon. Matching Company contributions of participants first hired prior to August 1, 1996 are fully vested and non-forfeitable, but matching Company contributions of participants first hired on or after August 1, 1996 only become vested after the participant completes five years of continuous service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the following investment options:

Arch Coal, Inc. Common   Funds invested in Arch Coal's common stock. This
Stock Fund               investment option became available to participants
                         on July 1, 1997.

Ashland Coal, Inc.       Funds invested in Ashland Coal's common stock. This
Common Stock Fund        investment option was replaced by the above option
                         on July 1, 1997.

Ashland Inc. Common      Funds invested in common stock of Ashland Inc.
Stock Fund               Effective December 31, 1997, this investment option
                         was discontinued. Prior to year end, funds were reallocated based on individual instructions by the affected plan participants.

                     Ashland Coal, Inc. Employee Thrift Plan

INVESTMENT OPTIONS (CONTINUED)

American Century -       An equity mutual fund that seeks capital growth
Twentieth Century        over time by investing in common stocks considered
Growth Fund              by American Century Services, Inc. (American
                         Century), previously named Twentieth Century Services,
                         Inc., to have better-than-average prospects for appreciation. Stocks in Growth's portfolio are not required to pay dividends.

American Century -       An aggressive equity mutual fund that seeks capital
Twentieth Century Ultra  growth over time by investing in common stocks
Fund                     considered by American Century to have
                         better-than-average prospects for appreciation.
                         Ultra typically invests in medium-to-large sized companies.

American Century -       An aggressive equity mutual fund that seeks capital
Twentieth Century Vista  growth over time by investing in common stocks
Fund                     considered by American Century to have
                         better-than-average prospects for appreciation.
                         Vista typically invests in small-to-medium sized companies.

American Century         A balanced mutual fund that seeks capital growth
Balanced Fund            and current income by investing approximately 60
                         percent  of  its  assets  in  growth   stocks  and  the
                         remainder in fixed income securities. This combination of equity and fixed income investments is designed to provide investors with current income as they invest for growth.

American Century -       The mutual fund invests in securities issued by the
Benham                   U.S. government and its agencies, including
Intermediate-Term        mortgage-backed securities. The weighted average
Government Fund          maturity of the fund is between three and ten years.

American Century Value   A conservative equity mutual fund that seeks
Fund                     long-term capital growth. Income is a secondary
                         objective. To pursue its objective, the fund invests primarily in equity securities of well-established companies that are believed by American Century to be undervalued at the time of purchase.

                    Ashland Coal, Inc. Employee Thrift Plan

1. PLAN AMENDMENT AND DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

American Century -       The mutual fund seeks capital growth over time by
Twentieth Century        investing in common stocks of foreign companies
International Growth     considered by American Century to have better-than-
Fund                     average prospects for appreciation. To find the best
                         opportunities for growth, the fund spreads its investments across many countries and continents.
                         The fund may invest in U.S. companies when circumstances warrant, but its primary purpose is to diversify investments across a broad range of overseas companies.

Barclays Equity Index    The common trust fund seeks the long-term capital
                         appreciation potential of large capitalization
                         Blue Chip stocks while minimizing risk through broad diversification. The fund invests in Barclays
                         Equity Index Fund, a highly diversified portfolio of the stocks included in the Standard & Poor's 500
                         Composite Stock Price Index (S&P 500 Index).

Benham Stable Value      The common trust fund seeks to provide current
Government Fund          income, while maintaining a stable share price. The
                         investment objective of the Benham Fund is to earn current income that is relatively consistent over time, while preserving capital and relative stability of principal, while investing exclusively in a diversified pool of fixed income obligations of the U.S. government and its agencies.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by a lien on the participant's Plan accounts. Loans bear an interest rate of the prime rate in effect as of the first day of the month in which the loan was entered, plus 1 percent. Principal and interest is paid ratably through payroll deductions.

                    Ashland Coal, Inc. Employee Thrift Plan

1. PLAN AMENDMENT AND DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the value of the account, or upon death, disability or retirement, may elect to receive payment in optional payment forms which include installment payments, life annuities, or joint and survivor annuities.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the Plan and related trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and trust shall terminate.

2. SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in common trust funds are based on quoted redemption values on the last business day of the Plan year. The participant notes receivable are valued at their outstanding balances, which approximate fair value. The cost of investments disposed of is determined on the basis of average historical cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    Ashland Coal, Inc. Employee Thrift Plan

3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund and are presented in the following table.


                                                              DECEMBER 31
                                                         1997           1996
                                                      ------------  ------------
Investments at fair value determined by quoted
  market price:
  Common stock
   Arch Coal, Inc., 65,272 shares                     $ 1,787,075    $      --
   Ashland Coal, Inc., 88,884 shares                         --        2,466,531
   Ashland Inc., 6,689 shares                                --          293,480
                                                      -----------    -----------
                                                        1,787,075      2,760,011

  Mutual funds
   American Century-Twentieth Century
    Growth Fund, 96,140 and 90,121 shares,              2,308,311      1,971,847
    respectively
   American Century-Twentieth Century Ultra
    Fund, 113,975 and 90,528 shares,                    3,111,522      2,542,921
    respectively
   American Century-Twentieth Century Vista
    Fund, 142,444 and 137,832 shares,                   1,769,150      1,999,938
    respectively
   American Century Balanced Fund, 73,854 and
    63,748 shares, respectively                         1,339,714      1,100,293
   American Century-Benham Intermediate-Term
    Government Fund, 66,044 and 88,743 shares,
    respectively                                          696,763        859,030
   American Century Value Fund, 552,987 and
    424,609 shares, respectively                        3,843,262      2,798,170
   American Century-Twentieth Century
    International Growth Fund, 172,252 and
    141,376 shares, respectively                        1,410,744      1,125,353
                                                      -----------    -----------
                                                       14,479,466     12,397,552
  Common trust funds
   Barclays Equity Index, 150,147 and 135,945
    units, respectively                                 3,429,359      2,335,542
   Benham Stable Value Government Fund,
    8,749,671 and 7,065,425 units,                      8,749,671      7,065,425
     respectively
                                                      -----------    -----------
                                                       12,179,030      9,400,967
Investments at estimated fair value:
  Participant notes receivable                            425,998        275,501
                                                      -----------    -----------
Total investments at fair value                       $28,871,569    $24,834,031
                                                      ===========    ===========

                    Ashland Coal, Inc. Employee Thrift Plan

3. INVESTMENTS (CONTINUED)

During the year ended December 31, 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

Investments at fair value determined by quoted market price:

  Common stocks                                     $    24,929
  Mutual funds                                          179,372
  Common trust funds                                    798,181
                                                        -------
                                                    $ 1,002,482
                                                    ===========

4. TAX STATUS OF THE PLAN

The Internal Revenue Service ruled on February 25, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company engages the services of a third party service provider to assist it in carrying out certain administrative and record keeping functions under the Plan. All expenses of administering the Plan are paid by the Company. The Plan is not charged for administrative services performed on its behalf by the Company. The Plan has investments in the common stock of the sponsoring company as well as in mutual funds sponsored by the third party service provider of the Plan.

6. SUBSEQUENT EVENT

On January 1, 1998, Arch Coal merged three similar plans sponsored by Arch Coal and affiliated companies, including the Ashland Coal, Inc. Employee Thrift Plan, into the Arch Coal, Inc. Employee Thrift Plan. Effective with the merger of the plans, all Plan participants became fully vested in their participant accounts as the Arch Coal, Inc. Employee Thrift Plan provides for immediate vesting of matching Company contributions for Plan participants employed on or before December 31, 1997. Participants hired on or after January 1, 1998 are fully vested in their participant accounts, but will only become fully vested in the matching Company contribution account upon the completion of three full and consecutive years of service.

                    Ashland Coal, Inc. Employee Thrift Plan

7. YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by the third quarter of 1999. The Company does not expect this project to have a significant effect on plan operations.

                                    Schedules


                     Ashland Coal, Inc. Employee Thrift Plan
                        EIN #61-0880012, Plan Number 010

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                                                         DESCRIPTION OF
                                                                         INVESTMENT,
                                                                         INCLUDING MATURITY
                                                                         DATE, RATE OF
                                                                         INTEREST, PAR OR
    IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                 MATURITY VALUE            COST          CURRENT VALUE
---------------------------------------------------------------------  ----------------------  -------------    ---------------
Common stocks:
   Arch Coal, Inc.                                                        65,272 shares        $ 1,706,569      $ 1,787,075

Mutual funds:
     American Century-Twentieth Century Growth Fund*                      96,140 shares          2,243,208        2,308,311
     American Century-Twentieth Century Ultra Fund*                      113,975 shares          3,138,419        3,111,522
     American Century-Twentieth Century Vista Fund*                      142,444 shares          2,077,016        1,769,150
     American Century Balanced Fund*                                      73,854 shares          1,308,146        1,339,714
     American Century-Benham Intermediate-Term Government Fund*           66,044 shares            681,536          696,763
     American Century Value Fund*                                        552,987 shares          3,565,095        3,843,262
     American Century-Twentieth Century International Growth Fund*       172,252 shares          1,389,266        1,410,744
                                                                                               -----------      -----------
                                                                                                14,402,686       14,479,466

Common trust funds:
      Barclays Equity Index                                              150,147 units           2,303,917        3,429,359
      Benham Stable Value Government Fund                              8,749,671 units           8,749,671        8,749,671
                                                                                               -----------      -----------
                                                                                                11,053,588       12,179,030

Participant loans                                                                9-10%                  --          425,998
                                                                                                                -----------
                                                                                                                $28,871,569
  * Indicates Party-in-interest to the Plan                                                                     ===========



                     Ashland Coal, Inc. Employee Thrift Plan
                        EIN #61-0880012, Plan Number 010

                 Line 27d - Schedule of Reportable Transactions

                           Year Ended December 31,1997

                                                                                                      Current
                                                                                                      Value of
                                                                                                      Asset on            Net
Identity                                            Purchase         Selling        Cost of           Transaction         Gain
of Party          Description of Assets              Price            Price          Asset            Date                (Loss)
-----------  ---------------------------------      ---------       ----------      ---------         --------------      -------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS
Ashland
Coal, Inc.
         Arch Coal, Inc. Common Stock               $  286,094     $     --       $  286,094         $  286,094       $     --
         Arch Coal, Inc. Common Stock                     --          965,585        909,710            965,585           55,875
         Arch Coal, Inc. Common Stock                  893,135           --          893,135            893,135             --
         Arch Coal, Inc. Common Stock                     --          906,972          5,355            906,972          901,617

Ashland
Inc.
         Ashland Coal, Inc. Common Stock               201,166           --          201,166            201,166             --
         Ashland Coal, Inc. Common Stock                  --          199,334           --              199,334          199,334
         Ashland Inc. Common Stock                        --          341,369        140,890            341,369          200,479

American
Century
         American Century-Twentieth Century
           Growth Fund                                 860,443           --          860,443            860,443             --
         American Century-Twentieth Century
           Growth Fund                                    --        1,087,087        963,150          1,087,087          123,937
         American Century-Twentieth Century
           Ultra Fund                                  990,717           --          990,717            990,717             --
         American Century-Twentieth Century
           Ultra Fund                                     --        1,029,600        914,250          1,029,600          115,350
         American Century-Twentieth Century
           Vista Fund                                  834,626           --          834,626            834,626             --
         American Century-Twentieth Century
           Vista Fund                                     --          890,038        941,988            890,038          (51,950)
         American Century Balanced Fund                361,037           --          361,037            361,037             --
         American Century Balanced Fund                   --          311,230        299,012            311,230           12,218
         American Century-Benham
           Intermediate-Term Government Fund           933,495           --          933,495            933,495             --
         American Century-Benham
           Intermediate-Term Government Fund              --        1,152,164      1,161,304          1,152,164           (9,140)
         American Century Value Fund                 1,085,453           --        1,085,453          1,085,453             --
         American Century Value Fund                      --          825,992        722,229            825,992          103,763
         American Century-Twentieth Century
           International Growth Fund                   690,497           --          690,497            690,497             --
         American Century-Twentieth Century
           International Growth Fund                      --          646,006        585,287            646,006           60,719
         Barclays Equity Index                       1,227,267           --        1,227,267          1,227,267             --
         Barclays Equity Index                            --          931,599        763,191            931,599          168,408

SEI Trust
Company
         Benham Stable Value Government Fund         4,240,290           --        4,240,290          4,240,290             --
         Benham Stable Value Government Fund              --        3,018,232      3,018,232          3,018,232             --


There were no category (i), (ii), or (iv) reportable transactions  during 1997.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.


                                    ARCH COAL, INC. EMPLOYEE
                                    THRIFT PLAN (successor by merger
                                    to the Ashland Coal, Inc. Employee
                                    Thrift Plan)


                                    By: /s/ Jeffry N. Quinn
                                       ---------------------------------
                                       Plan Administrator


Date:  June 29, 1998

                                INDEX TO EXHIBITS



EXHIBIT                              ITEM

23                      Consent of Independent Auditors